Exhibit 99.CALC

Fund	Assets as of October 31, 2026	Minimum Bond Amount
Madison Funds	$2,867,928,757	$1,900,000
Ultra Series Fund	$954,474,055	$1,000,000
Madison ETFs	$207,024,060	$600,000
Total	$4,029,426,872	$3,500,000
Total Amount of Joint Bond		$5,000,000